Exhibit(a)(5)(ii)

News Release Wells Fargo Funds	[WFA Logo]

April 13, 2017

Contact:	Shareholder inquiries	Financial advisor inquiries
	1-800-730-6001	1-888-877-9275

Media contact:	John Roehm
415-222-5338
john.o.roehm@wellsfargo.com

WELLS FARGO MULTI-SECTOR INCOME FUND
ANNOUNCES COMMENCEMENT OF TENDER OFFER

SAN FRANCISCO—The Wells Fargo Multi-Sector Income Fund (NYSE MKT: ERC), a closed-end fund, announced today that the Fund commenced a cash tender offer for up to 15% of the fund’s outstanding common shares of beneficial interest at a price per share equal to 98% of the fund’s net asset value (NAV) per share.  As previously announced, the fund will repurchase shares tendered and accepted in the tender offer in exchange for cash. The tender offer will expire on May 11, 2017 at 5:00 p.m. Eastern Daylight Time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the fund’s tender offer materials, which will be distributed to shareholders. If the amount of the fund’s outstanding common shares that is tendered exceeds the maximum amount of its offer, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, there is no assurance that the fund will purchase all of a shareholder’s tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. The tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Common shareholders of the fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the fund by calling Georgeson LLC, the fund’s information agent for the tender offer, at: (888) 660-8331.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. This material is being prepared by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company. Neither Wells Fargo Funds Management, LLC nor Wells Fargo Funds Distributor has fund customer account/assets, and neither provides investment advice/recommendations or acts as an investment advice fiduciary to any investor.

Some of the information contained herein may include forward-looking statements about the expected investment activities of the fund. These statements provide no assurance as to the fund’s actual investment activities or results.  The reader must make his/her own assessment of the information contained herein and consider such other factors as he/she may deem relevant to his/her individual circumstances.

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE

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